Managed Municipal Income Trust

Shareholder meeting results (Unaudited)
April 28, 2017 annual meeting

At the meeting, a proposal to fix the number of Trustees at 12 was approved as follows:

Votes for        Votes against         Abstentions
43,969,928    1,443,429             2,051,114

At the meeting, the vote by common and preferred shareholders voting together as a single class on the election of 10 nominees as the Funds
Trustees was
as follows:


                     Votes for                Votes withheld
Liaquat Ahamed       45,877,019                     1,587,452
Ravi Akhoury         45,872,829                     1,591,642
Barbara M. Baumann   46,065,682                     1,398,789
Jameson A. Baxter    45,777,670                     1,686,801
Katinka Domotorffy   46,050,350                     1,414,121
Catharine Bond Hill  45,991,295                     1,473,176
Paul L. Joskow       45,974,562                     1,489,909
Kenneth R. Leibler   45,726,003                     1,738,468
Robert L. Reynolds   46,048,173                     1,416,298
Manoj P. Singh       45,848,692                     1,615,779



At the meeting, the vote on a shareholder proposal to request that the Board of Trustees afford the preferred shareholders a means to obtain liquidity for their shares was as follows:

Votes for          Votes against                Abstentions
1,675               47,462,796                       0


The meeting was adjourned with respect to the election of two Trustees to be voted on by the funds preferred shareholders voting as a separate class. As a result, the funds preferred shareholders will consider election of two Trustees when the annual meeting reconvenes.


All tabulations are rounded to the nearest whole number.